EXHIBIT 99.1

Yara Financing Agreed

Yara International ASA (formerly Hydro Agri) has mandated Citigroup, Commerzbank Securities, DnB NOR Bank ASA, JPMorgan, Nordea and SG Corporate and Investment Banking as Underwriters and Mandated Lead Arrangers (the Underwriters) on a US$ 1.5 billion financing package for Yara to support its demerger from Norsk Hydro ASA. The financing package will specifically be used to refinance intercompany loans provided by Norsk Hydro as well as for general corporate purposes.

The financing consists of two tranches. A US$ 750 million 5-year revolving credit facility will be syndicated with expected launch mid-February. The Bookrunners on this tranche are Citigroup, Commerzbank Securities and SG Corporate and Investment Banking. The remaining US$ 750 million will be provided by the Underwriters and it is the intention to refinance this part of the facility in the debt capital markets. Yara and the Underwriters have agreed and signed detailed term sheets for both tranches with the Underwriters commitments being subject to execution of final documentation and other conditions normal for transactions like this.

Yara, the soon to be demerged fertilizer business of Norsk Hydro, is the world's largest supplier of fertilizers.

These materials are not an offer for sale of Yara International ASA securities in the United States. Yara International ASA securities may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended. Neither Norsk Hydro ASA nor Yara International ASA intend to register any portion of an offering of Yara International securities in the United States or to conduct a public offering of Yara International ASA securities in the United States.

Contacts:

Arne Cartridge
(+47) 22 53 32 20
(+47) 47 900 900
Arne.Cartridge@hydro.com

Peik Norenberg
(+47) 22 53 34 40
(+47) 91 76 15 56
Peik.Norenberg@hydro.com